U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended December 31, 1998



                           New Century Energies, Inc.
                      (Name of Registered Holding Company)

                    1225 17th Street, Denver, Colorado 80202
                    (Address of Principal Executives Offices)

                      Inquires concerning this Form U-9C-3
                           may be directed to either:

                                Teresa S. Madden
                                   Controller
                           New Century Energies, Inc.
                           1225 17th Street, Suite 500
                                Denver, CO 80202
                                 (303) 294-2338

                                       or

                                William M. Dudley
                            Associate General Counsel
                           New Century Energies, Inc.
                           1225 17th Street, Suite 600
                                Denver, CO 80202
                                 (303) 294-2500

                           NEW CENTURY ENERGIES, INC.
                                   FORM U-9C-3
                     For the Quarter Ended December 31, 1998

                                Table of Contents
                                -----------------

                                                                           Page
                                                                           ----

Item 1.  Organization Chart                                                  1

Item 2.  Issuances and Renewals of Securities and Capital Contributions      1

Item 3.  Associated Transactions                                             1

Item 4.  Summary of Aggregate Investment                                     2

Item 5.  Other Investments                                                   2

Item 6.  Financial Statements and Exhibits                                   2

SIGNATURE                                                                    3

Item 1. - ORGANIZATION CHART

Omitted pursuant to the general instructions for Item 1.

Item 2. - Issuances and Renewals of Securities and Capital Contribution

CAPITAL CONTRIBUTIONS:

Company                          Company                    Amount of
Contributing                     Receiving                  Capital
Capital                          Capital                    Contribution
-------                          -------                    ------------

NONE

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting   Associate
Company     Company     Types of    Direct      Indirect       Cost       Total
Rendering   Receiving   Services    Costs       Costs          of         Amount
Services    Services    Rendered    Charged     Charged        Capital    Billed
--------    --------    --------    -------     -------        -------    ------

NONE

Part II. - Transactions performed by associate companies on behalf of reporting companies.

Reporting   Associate
Company     Company    Types of    Direct      Indirect       Cost        Total
Rendering   Receiving  Services    Costs       Costs          of          Amount
Services    Services   Rendered    Charged     Charged        Capital     Billed
--------    --------   --------    -------     -------        -------     ------

NONE

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:        (in thousands)

   Total consolidated capitalization
     as of December 31, 1998                    $ 5,252,537              Line 1

   Total capitalization multiplied by 15%
   (Line 1 multiplied by 0.15)                      787,881              Line 2

   Greater of $50 million or line 2                           $787,881   Line 3

   Total current aggregate investment:
   (categorized by major line of energy-
    related business)
      Energy management services (Category I)        17,663
        Total current aggregate investment                      17,663   Line 4
                                                              --------

   Difference between the greater of $50
     million or 15% of capitalization and
     the total aggregate investment of the
     registered holding company system                        $770,218   Line 5
     (line 3 less line 4)                                     ========

Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS

Major Line              Other                 Other
of Energy-Related       Investment in Last    Investment in This      Reason for Difference in
Business                U-9C-3 Report         U-9C-3 Report           Other Investment
--------                -------------         -------------           ----------------
NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

      Exhibit A-1 Financial statements of Cadence Network, LLC for the quarter ended December 31, 1998 - filed under confidential treatment pursuant to Rule 104(b).

     Exhibit A-2 Financial statements of the Planergy Group and subsidiaries for the quarter ended December 31, 1998 - filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits:

NONE

                                    SIGNATURE

      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                      New Century Energies, Inc.



                                                      By /s/ Teresa S. Madden
                                                      Teresa S. Madden
                                                      Controller


March 30, 1999

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the third quarter of 1998 was filed with New Century Energies, Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO   80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY   82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas   78711

New Mexico Public Regulation Commission
224 E. Palace Avenue
Santa Fe, NM   87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS   66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK   73105